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       November 15, 2021

       Brent de Jong
       Chief Executive Officer
       Agrico Acquisition Corp.
       Boundary Hall, Cricket Square
       Grand Cayman, KY1-1102, Cayman Islands

                                                        Re: Agrico Acquisition
Corp.
                                                            Form 8-K
                                                            Filed July 21, 2021
                                                            File No. 001-40586

       Dear Mr. de Jong:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




       Sincerely,


       Division of Corporation Finance

       Office of Trade & Services